UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35854

INDEPENDENT BANK GROUP, INC.

(SOUTHSTATE CORPORATION, AS SUCCESSOR BY MERGER TO INDEPENDENT BANK GROUP, INC.)

(Exact name of registrant as specified in its charter)

7777 Henneman Way

McKinney, TX 75070-1711

(972) 562-9004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.00% Fixed-to-Floating Rate Junior Subordinated Notes due 2030

(Title of each class of securities covered by this Form)

8.375% Fixed-to-Floating Rate Junior Subordinated Notes due 2034

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 8*

*	On May 17, 2024, Independent Bank Group, Inc. (the “Registrant” or “IBTX”) entered into an Agreement and Plan of Merger with SouthState Corporation (“SouthState”), pursuant to which, on January 1, 2025, the Registrant merged with and into SouthState, with SouthState continuing as the surviving corporation. In connection with the merger, SouthState assumed, pursuant to that certain Fifth Supplemental Indenture, dated January 1, 2025 by and among Computershare Trust Company, National Association, SouthState and IBTX, the debt securities covered by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, SouthState, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2025

SOUTHSTATE CORPORATION, (as successor by merger to Independent Bank Group, Inc.)

By:	/s/ John C. Corbett
John C. Corbett Chief Executive Officer